MEDICALCV, INC.

9725 South Robert Trail

Inver Grove Heights, MN 55077

(651) 452-3000

May 13, 2005

Via EDGAR and Facsimile (202) 942-9585

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Attn: Adélaja K. Heyliger, Esq.

Re:     MedicalCV, Inc.

                        Pre-Effective Amendment No. 1 to Form SB-2

                        File No. 333-124457

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), MedicalCV, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form SB-2 (the “Registration Statement”) be accelerated to Monday, May 16, 2005, at 5:00 p.m. (Eastern Daylight Saving Time), or as soon thereafter as practicable.

The Company is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as related to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours, MedicalCV, Inc.
/s/ JOHN H. JUNGBAUER
John H. Jungbauer Vice President, Finance and Chief Financial Officer